State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Merger, filed on September 14, 2015, for ZOOM COMPANIES INC., the surviving Florida entity, as shown by the records of this office.

The document number of this entity is P15000051496.

Given under my hand and the

Great Seal of the State of Florida

at Tallahassee, the Capital, this the

Seventeenth day of September, 2015.

[FLORIDA STATE SEAL]

/s/ Ken Detzner

Ken Detzner

Secretary of State